Neovasc REDUCER-I Study Published in EuroIntervention Journal

VANCOUVER and MINNEAPOLIS -- via NewMediaWire -- Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced the publication of an article entitled, "Coronary sinus narrowing for the treatment of refractory angina: a multicentre prospective open-label clinical study (the REDUCER-I study)" in the September 2021 issue of the journal EuroIntervention.

The article's lead authors are Stefan Verheye, MD, PhD, Cardiovascular Center, ZNA Middelheim Hospital, Antwerp, Belgium, and Maayan Konigstein, MD, from the Tel Aviv Medical Center, Tel Aviv, Israel. The publication provides interim results from the REDUCER-I study investigating patients suffering from refractory angina treated with the Neovasc Reducer™ ("Reducer") system. The REDUCER-I study is a prospective, open-label, multi-center, international, post-market study, (with a retrospective component) which collects long-term data of patients with refractory angina treated with the Reducer. The publication outlines the overall clinical outcomes of the first 228 patients enrolled.

The primary efficacy endpoint was the percentage of patients who experience improvement in their angina symptoms defined as a reduction in Canadian Cardiovascular Society ("CCS") grade, a measure of their disability, at six months as compared to baseline. The primary safety endpoints are the rate of occurrence of device- and/or procedure-related periprocedural serious adverse events, and major adverse cardiac events ("MACE"), a composite of cardiac death, major stroke and myocardial infarction up to 30 days post implant.

In the first 228 patients (81% male, 68.3±9.6 years), the procedural success rate was very high (99%), with a very high safety profile that translated to only one adjudicated possible procedural or device-related MACE. Mean CCS class improved from 2.8±0.6 at baseline, to 1.8±0.7 at two years. Improvement in ≥1 CCS class was observed in 82%, and in ≥2 CCS classes in 31% of patients at two years. At baseline, 70% of the cohort were disabled at very minimal physical effort (reported to be in CCS class III-IV); this portion was reduced to only 15% at follow-up. Additional measured parameters of functional class and quality of life were also improved.

"The data published in the REDUCER-I study confirm the high safety profile of the therapy in patients suffering from refractory angina. The results also demonstrate sustained improvement in angina severity and in quality of life up to two years," said Prof. Verheye. "I am encouraged that we now have a therapy to offer patients whom, in the past, had no treatment options. In properly selected patients, the Reducer offers hope for a return to a more normal life that is less hampered by the debilitating symptoms of refractory angina."

An accompanying editorial, "Coronary sinus reducer therapy for refractory angina: is it ready for prime time?" was published in the same issue of EuroIntervention. Authored by Dr. Michael Foley, MBBS, BSc and Dr. Rasha Al-Lamee, MBBS, MA, PhD, both from National Heart and Lung Institute, Imperial College London, United Kingdom, the editorial states, "The most important additive finding of REDUCER-I is the real-world procedural success and safety of a new device." The authors further suggest that the ongoing ORBITA-COSMIC study and the upcoming COSIRA-II trial will be helpful to validate the Reducer device for an "important and often overlooked clinical group."

"Publication of the interim results of REDUCER-I is another meaningful step as we build the evidence necessary to establish the Reducer as standard of care for patients suffering from refractory angina," stated Fred Colen, President & Chief Executive Officer of Neovasc. "We are encouraged by the peer-reviewed clinical data that continues to mount supporting Reducer therapy as a viable treatment option for patients that are suffering from angina-related chest pain. It's gratifying to see so many patients be able to return to the daily living activities that they have previously avoided."

About Reducer

The Reducer is CE-marked in the European Union and Under Investigation in the United States for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and can be completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the United States, the FDA granted Breakthrough Device designation to the Reducer in October 2018.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

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Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the interpretations and implications of the REDUCER-I study, the efficacy of the Reducer as a therapy for patients who suffer from refractory angina, the procedural safety and success of the Reducer, the ORBITA-COSMIC study and COSIRA-II trial's helpfulness to validating the Reducer, the building of evidence necessary to establish the Reducer as standard of care for patients suffering from refractory angina, the mounting supporting of Reducer therapy as a viable treatment option for patients that are suffering from angina-related chest pain and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the doubt about the Company's ability to continue as a going concern; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2020 but not at December 31, 2019 and 2018; risks relating to the Common Share price being volatile; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three and six months ended June 30, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.